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Via EDGAR

October 12, 2022

Michael Rosenberg

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Puerto Rico Residents Tax-Free Fund VI, Inc., File No. 811-23694

Dear Mr. Rosenberg:

On behalf of our client, Puerto Rico Residents Tax-Free Fund VI, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 3, 2022 with respect to the preliminary proxy statement filed on September 23, 2022 by the Fund with the Commission under cover of Schedule 14A as form type PREC14A (the “Preliminary Proxy Statement”).

For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	The Preliminary Proxy Statement states that “[o]n September 12, 2022, the Fund received a purported notice from Ocean Capital LLC (“Ocean Capital”) stating its intention to nominate two (2) director candidates and submit two (2) proposals at the Meeting.” Please revise this statement to reflect that Ocean Capital is soliciting in favor of three shareholder proposals.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the above statement and its surrounding context as follows:

On September 12, 2022, the Fund received a notice (the “Notice”) from Ocean Capital LLC (“Ocean Capital”) stating its intention to nominate two (2) director candidates and submit two (2) proposals at the Meeting, including a purported shareholder proposal to amend and restate Article II, Section 8 of the bylaws of the Fund to (i) lower the quorum threshold for shareholder meetings from one-half to one-third of all outstanding shares entitled to vote and (ii) provide that the power to adjourn shareholder meetings belongs exclusively to the shareholders (the “Amendment Proposal”). On October 3, 2022, Ocean Capital filed a definitive proxy statement with respect to the Meeting pursuant to which it will solicit the Fund’s shareholders in favor of the director candidates named in the Notice and three (3) shareholder proposals, including a Proposal No. 3 (to lower the quorum threshold for shareholder meetings from one-half to one-third of all outstanding shares entitled to vote) and Proposal No. 4 (to provide that the power to adjourn shareholder meetings belongs exclusively to the shareholders) (together, the “New Proposals”) that were not set forth in the Notice but each contain portions of the Amendment Proposal. On October 5, 2022, the Fund received a purported amendment and supplement to the Notice, in which Ocean Capital stated that it intended to present the New Proposals at the Meeting in lieu of the Amendment Proposal (the “Purported Supplemental Notice”).

On September 21, 2022, the Fund rejected the Notice with respect to the Amendment Proposal because the Board of Directors determined that such proposal failed to comply with applicable law by purporting to have retroactive effect. On October 12, 2022, the Fund rejected the Purported Supplemental Notice in its entirety because such letter was not received by the Fund by September 24, 2022, the deadline for timely notice of shareholder proposals at the Meeting under the Fund’s organizational documents, and because the Board of Directors likewise determined that the New Proposals failed to comply with applicable law by purporting to have retroactive effect. Accordingly, none of the Amendment Proposal or the New Proposals will be presented at the Meeting, and no proxies or votes cast in respect of the Amendment Proposal or New Proposals will be tabulated.

United States Securities and Exchange Commission
Division of Investment Management
October 12, 2022

2.	The Preliminary Proxy Statement states that “[o]n September 12, 2022, the Fund received a purported notice from Ocean Capital LLC (“Ocean Capital”) stating its intention to nominate two (2) director candidates and submit two (2) proposals at the Meeting.” Please remove the statement that Ocean Capital’s notice was “purported” or explain why the notice was “purported.”

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the above statement as follows:

On September 12, 2022, the Fund received a notice from Ocean Capital LLC (“Ocean Capital”) stating its intention to nominate two (2) director candidates and submit two (2) proposals at the Meeting.

3.	The Preliminary Proxy Statement states that “[o]n September 21, 2022, the Fund rejected the notice with respect to Ocean Capital’s purported shareholder proposal to amend and restate Article II, Section 8 of the bylaws of the Fund (the “Amendment Proposal”) because the Board of Directors determined that such proposal failed to comply with applicable law.” Please disclose the basis for determining that the amendment proposal failed to comply with applicable law. Please also modify this statement to disclose that the Amendment Proposal related to amendments that would (i) lower the quorum threshold for shareholder meetings from one-half to one-third of all outstanding shares entitled to vote and (ii) provide that the power to adjourn shareholder meetings belongs exclusively to the shareholders.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the above statement and its surrounding context as follows:

On September 12, 2022, the Fund received a notice (the “Notice”) from Ocean Capital LLC (“Ocean Capital”) stating its intention to nominate two (2) director candidates and submit two (2) proposals at the Meeting, including a purported shareholder proposal to amend and restate Article II, Section 8 of the bylaws of the Fund to (i) lower the quorum threshold for shareholder meetings from one-half to one-third of all outstanding shares entitled to vote and (ii) provide that the power to adjourn shareholder meetings belongs exclusively to the shareholders (the “Amendment Proposal”). On October 3, 2022, Ocean Capital filed a definitive proxy statement with respect to the Meeting pursuant to which it will solicit the Fund’s shareholders in favor of the director candidates named in the Notice and three (3) shareholder proposals, including a Proposal No. 3 (to lower the quorum threshold for shareholder meetings from one-half to one-third of all outstanding shares entitled to vote) and Proposal No. 4 (to provide that the power to adjourn shareholder meetings belongs exclusively to the shareholders) (together, the “New Proposals”) that were not set forth in the Notice but each contain portions of the Amendment Proposal. On October 5, 2022, the Fund received a purported amendment and supplement to the Notice, in which Ocean Capital stated that it intended to present the New Proposals at the Meeting in lieu of the Amendment Proposal (the “Purported Supplemental Notice”).

On September 21, 2022, the Fund rejected the Notice with respect to the Amendment Proposal because the Board of Directors determined that such proposal failed to comply with applicable law by purporting to have retroactive effect. On October 12, 2022, the Fund rejected the Purported Supplemental Notice in its entirety because such letter was not received by the Fund by September 24, 2022, the deadline for timely notice of shareholder proposals at the Meeting under the Fund’s organizational documents, and because the Board of Directors likewise determined that the New Proposals failed to comply with applicable law by purporting to have retroactive effect. Accordingly, none of the Amendment Proposal or the New Proposals will be presented at the Meeting, and no proxies or votes cast in respect of the Amendment Proposal or New Proposals will be tabulated.

United States Securities and Exchange Commission
Division of Investment Management
October 12, 2022

4.	The Preliminary Proxy Statement states that “[n]o such proxies and votes cast in respect of the Amendment Proposal will be tabulated at the Meeting.” Please indicate the reason that no such proxies and votes will be tabulated with respect to the Amendment Proposal and state that the BLUE proxy will be tabulated with respect to Ocean Capital’s nomination and other proposal.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the above statement as follows:

No such proxies and votes cast in respect of the Amendment Proposal or the New Proposals will be tabulated at the Meeting because such proposals failed to comply with applicable law by purporting to have retroactive effect and, with respect to the New Proposals, such proposals were not received by the Fund by the deadline for timely notice of shareholder proposals at the Meeting under the Fund’s organizational documents, but any BLUE proxies properly submitted or votes properly cast in respect of Ocean Capital’s nominees or remaining proposal will be tabulated at the Meeting so long as such nominations and proposal are presented thereat.

5.	The Preliminary Proxy Statement states that “[i]n the event a quorum is present at the Meeting but sufficient votes to approve any of the proposed items are not received, the presiding officer of the Meeting may decide to adjourn the Meeting to permit further solicitation of proxies. Additionally, the presiding officer of the Meeting may decide to adjourn the Meeting whenever the requisite quorum has not been obtained to permit further solicitation of proxies.” Please modify this statement to clarify whether the presiding officer has the power to unilaterally adjourn the meeting without shareholder action. Article II, Section VIII of the Fund’s bylaws appears to require a shareholder vote. If so, please revise this disclosure accordingly and confirm your understanding that proxies granted to management do not carry discretionary authority under Rule 14a-4(c) to vote on adjournment as described in this disclosure. The Staff does not consider adjournment to be a matter “incident to the conduct of the meeting“ within the meaning of Rule 14a-4(c)(7) in a proxy contest.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the above statement as follows:

In the event a quorum is present at the Meeting but sufficient votes to approve any of the proposed items are not received, the presiding officer of the Meeting may decide to adjourn the Meeting without any action by the shareholders to permit further solicitation of proxies. Additionally, the presiding officer of the Meeting may decide to adjourn the Meeting without any action by the shareholders whenever the requisite quorum has not been obtained to permit further solicitation of proxies.

In addition, the Fund respectfully notes that the presiding person of the Fund’s shareholder meeting has the non-exclusive authority to adjourn such meeting in either event set forth in the above statements under the Amended and Restated By-Laws of the Fund (the “By-Laws”).

Pursuant to Article II, Section 5 of the By-Laws, the presiding person at a shareholder meeting may make any “determinations that may be appropriate to the conduct of the meeting.” It is generally understood that adjournment falls within the “conduct of the meeting.” See, e.g., The American Bar Association, Handbook for the Conduct of Shareholders’ Meetings § 12 (3d ed. 2021) (addressing adjournments). The Fund is incorporated in Puerto Rico, whose courts generally look to Delaware jurisprudence in interpreting Puerto Rico’s corporate law. See Llorens v. Arribas, 184 D.P.R. 32, 49–50 (2011). Delaware courts have consistently ruled that the presiding officer of a meeting has the power to adjourn the meeting in a variety of circumstances.1 No provision of the Fund’s Certificate of Incorporation, as amended, or the By-Laws purports to limit the authority of the presiding person nor give exclusive authority to shareholders to adjourn meetings.2

Further, in the recently decided Ocean Capital, LLC v. Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc. et al., the Puerto Rico court did not dispute that the meetings of Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc., Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc., and the Fund were validly adjourned by the presiding officer in connection with other proxy contests involving Ocean Capital LLC.3

1 See Portnoy v. Cryo-Cell Int’l Inc., 940 A.2d 43, 77 (Del. Ch. 2008) (“In my view, [plaintiff] is not positioned to contest [the presiding individual’s] authority to ‘decide all procedural issues regarding the conduct of the meeting, including adjournment,’ so long as she did so in good faith.”); State of Wisconsin Inv. Bd. V. Peerless Sys. Corp., C.A. No. 17637 (Del. Ch. Dec. 4, 2000), reargument denied, C.A. No. 17637 (Del. Ch. Jan. 5, 2001).

2 Article II, Section 8 of the By-Laws provides only permissive – but not exclusive – authority to shareholders to adjourn meetings: “If less than said number of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice.”

3 Ocean Capital, LLC v. Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc. at p. 17 (“In fact, it appears from the stipulated documents that each meeting was validly adjourned for the articulated purpose of providing the Funds and Ocean Capital with additional time (so that they could seek shareholder proxies to establish a quorum on the next scheduled meeting date).”). Ocean Capital subsequently appealed the dismissal to the Court of Appeals of the Commonwealth of Puerto Rico, which affirmed the lower court's determination. Ocean Capital has since appealed to the Supreme Court of Puerto Rico, at which the appeal is pending as of the date hereof.

United States Securities and Exchange Commission
Division of Investment Management
October 12, 2022

6.	Please summarize Ocean Capital’s shareholder proposals in response to the question “Who is Ocean Capital and how are they involved in the Meeting” contained in the Preliminary Proxy Statement.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the answer to the above question as follows):

A.	On September 12, 2022, the Fund received a notice from Ocean Capital stating its intention to nominate two (2) director candidates and submit two (2) proposals at the Meeting: (i) a proposal to repeal any provision of, or amendment to, the bylaws of the Fund adopted by the Board without the approval of the Fund’s shareholders subsequent to September 23, 2021 and (ii) the Amendment Proposal, a purported proposal to amend and restate Article II, Section 8 of the bylaws of the Fund to (a) lower the quorum threshold for shareholder meetings from one-half to one-third of all outstanding shares entitled to vote and (b) provide that the power to adjourn shareholder meetings belongs exclusively to the shareholders. In addition, on October 3, 2022, Ocean Capital filed a definitive proxy statement with respect to the Meeting pursuant to which it will solicit the Fund’s shareholders in favor of the director candidates named in the Notice and three (3) shareholder proposals, including a Proposal No. 3 (to lower the quorum threshold for shareholder meetings from one-half to one-third of all outstanding shares entitled to vote) and Proposal No. 4 (to provide that the power to adjourn shareholder meetings belongs exclusively to the shareholders).

On September 21, 2022, the Fund rejected the Notice with respect to the Amendment Proposal because the Board of Directors determined that such proposal failed to comply with applicable law by purporting to have retroactive effect. On October 12, 2022, the Fund rejected the Purported Supplemental Notice in its entirety because such letter was not received by the Fund by September 24, 2022, the deadline for timely notice of shareholder proposals at the Meeting under the Fund’s organizational documents, and because the Board of Directors likewise determined that the New Proposals failed to comply with applicable law by purporting to have retroactive effect. Accordingly, none of the Amendment Proposal or the New Proposals will be presented at the Meeting, and no proxies or votes cast in respect of the Amendment Proposal or New Proposals will be tabulated.

7.	The Preliminary Proxy Statement states that a broker non-vote occurs when a “broker [is] prohibited from exercising discretionary authority with respect to any of the proposals to be voted on with respect to your account, unless you provide the broker with specific voting instructions.” In the Staff’s view, a broker non-vote occurs when a broker can and does exercise discretionary authority on at least one proposal but cannot or does not exercise discretionary authority on at least one other proposal. The latter is the “broker non-vote.” See NYSE Rule 452.13. Accordingly, there should not be any broker non-votes at the Meeting, but if you determine to retain this statement, please revise it to take this into account.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the above statement and its surrounding context as follows:

Pursuant to New York Stock Exchange rules applicable to brokers, if a broker provides you with competing proxy materials (in addition to the Fund’s proxy materials), the broker will be prohibited from exercising discretionary authority with respect to any of the proposals to be voted on with respect to your account, unless you provide the broker with specific voting instructions. In these cases, those shares will not be counted for the purpose of determining whether a quorum is present. In other words, unless you provide your broker with specific voting instructions, the broker is not permitted to provide a proxy with respect to your shares, and, accordingly, such shares will not count as present for quorum purposes. If the broker has not provided you with competing proxy materials, the broker may vote your shares without your specific instruction with respect to routine proposals, including, in that case, Proposal 1 to elect the Director Nominees. In that case, if your broker casts a discretionary vote on Proposal 1, a “broker non-vote” will occur as to any other proposal (including Proposal 2) on which you have not given specific voting instructions; such shares will count for the purpose of determining whether a quorum is present; and any such broker non-vote will not be considered a vote cast on any such proposal.

United States Securities and Exchange Commission
Division of Investment Management
October 12, 2022

8.	The Preliminary Proxy Statement states that “[i]f the broker has not provided you with competing proxy materials, the broker may vote your shares without your specific instruction with respect to routine proposals, including, in that case, Proposal 1 to elect the Director Nominees.” Please revise or remove this statement. There is a solicitation in opposition with respect to the Meeting, and accordingly brokers are required by Rule 14b-1 to provide shareholders with that material. Therefore, brokers cannot give a proxy to give vote if no instructions are received from the beneficial owner.

Response: The Fund respectfully acknowledges the Staff’s comment. Rule 452 of the New York Stock Exchange (the “NYSE”) states that brokers may vote uninstructed shares only if the broker “has no knowledge of any contest.” In practice, the NYSE does not recognize a “contest” until Broadridge does. Broadridge will code a proxy solicitation as a “contest” once it receives printed definitive proxy materials from a dissident, unless a dissident instructs Broadridge to mail definitive proxy materials only to certain shareholders (also known as a “stratified mailing”). In the event of a stratified mailing, Broadridge treats the proxy solicitation as a “contest” only for those shareholders who receive definitive proxy materials.

Accordingly, in the event that Ocean Capital instructs Broadridge to mail its definitive proxy materials only to certain shareholders, Rule 452 of the NYSE permits brokers to vote the shares of any other shareholder without such beneficial owners’ specific instructions.

9.	The Preliminary Proxy Statement states with respect to Ocean Capital’s shareholder proposal to repeal any amendment to the Fund’s bylaws adopted after September 23, 2021 that “[t]he Board believes that the following proposal is not in the best interests of the Fund and the Shareholders.” Please elaborate on why this proposal is not in the best interests of shareholders.

Response: The Fund respectfully acknowledges the Staff’s comment and will revise the above statement and its surrounding context as follows:

The Board believes that the following proposal is not in the best interests of the Fund and the Shareholders. In the event that the Board were to adopt an amendment to the By-Laws after the date of this Proxy Statement that it determines would be in the best interests of the Fund and its Shareholders, the approval of this proposal would have the effect of repealing such amendment, irrespective of its content or benefit to shareholders. In any event, as of the date of this Proxy Statement, the Board has not adopted any amendments to the Fund’s By-Laws subsequent to September 23, 2021.

United States Securities and Exchange Commission
Division of Investment Management
October 12, 2022

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett

Kai Haakon E. Liekefett

cc:   Alexandre-C. Manz, General Counsel

José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm